Exhibit (r)

DAXOR CORPORATION

CODE OF ETHICS AND BUSINESS CONDUCT

Daxor’s Commitment

Daxor Corporation (the “Company” which includes Daxor Corporation and all of its subsidiaries and business entities) is committed to the highest ethical standards and to conducting its business lawfully and ethically. This Code of Ethics and Business Conduct applies to Daxor and all of its subsidiaries and business entities. Daxor believes it is essential for each of our directors, officers, employees and other representatives to act at all times with honesty and propriety, to exercise good judgment and to conduct business in a manner that can be supported without reservation or apology.

The Code

It is not possible to develop a detailed set of rules, policies or procedures that cover all circumstances. The best guidelines are individual integrity, common sense and compliance with the law. This Code of Ethics and Business Conduct (the “Code”) provides a basic guide to assist our management, employees and others acting on our behalf in understanding their responsibilities.

Applicability of Code

This Code applies to each of our directors, officers, employees and other representatives and to their immediate family members. We will inform any independent distributors, dealers and agents of the importance of adhering to the provisions and principles of this Code.

Ethics

The Company and each of its employees and directors must conduct their affairs with uncompromising honesty and integrity. Each Company employee and director is required to adhere to the highest ethical standards.

Employees and directors are expected to be honest and ethical in dealing with each other, clients, customers, vendors and all other third parties.

All employees and directors must respect the rights of fellow employees and third parties. Employee and director actions must be free from discrimination, libel, slander or harassment. Each employee, director, vendor, customer or other third party must be accorded equal opportunity, regardless of race, religion, sex, sexual orientation, age, national origin, disability or any other protected characteristic.

Misconduct will not be excused because it was directed or requested by another individual. All employees and directors are expected to alert management whenever an illegal, dishonest or unethical act is discovered or suspected; employees and directors will never be penalized for reporting discoveries or suspicions.

The following statements concern frequently raised ethical concerns. A violation of the standards contained in this Code of Ethics and Business Conduct will result in corrective action, including possible dismissal.

Conflicts of Interest

The Company expects its employees and directors to perform their duties using their best impartial judgment in all matters affecting the Company. All employees and directors must avoid any personal activity, investment or association that would interfere, or that could appear to interfere, with good and objective judgment concerning the Company’s best interests. Employees and directors may not exploit their position or relationship with the Company for personal gain, and should avoid even the appearance of such conflict. For example, there is a likely conflict of interest if any employee or director:

•	Causes the Company to engage in business transactions with relatives or friends;
•	Uses non-public Company, client, customer or vendor information for the employee’s personal gain, or for the benefit of relatives or friends (including securities transactions based on such information);
•	Has a financial interest in the Company’s clients, customers, vendors or competitors;
•	Receives a loan, or guarantee of obligations, from a third party such as a vendor or customer as a result of his or her position with the Company;
•	Competes, or prepares to compete with the Company while still employed by the Company, or
•	Takes for herself or himself opportunities for personal enrichment that are discovered through the use of Company property, information or position.

There are other situations in which a conflict of interest may arise. If you know of a conflict of interest or have concerns about any situation affecting the Company, follow the steps outlined under “Reporting Ethical Violations” below.

Gifts, Bribes and Kickbacks

Other than gifts of nominal value given or received in the normal course of business (including meals, travel or entertainment), neither employees, directors nor their relatives may give gifts to, or receive gifts from, the Company’s clients, customers or vendors. Other gifts may be given or accepted only with the prior approval of the Chief Financial Officer. An employee or director must not put himself or herself or the Company in a position that would be embarrassing if the gift were made public.

Dealing with government agencies or employees is often different than dealing with private companies or individuals. Many government agencies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. Employees and directors must be aware of and strictly follow these prohibitions when dealing with a government agency.

Any employee or director who pays or receives a bribe or kickback, including any item intended to improperly obtain favorable treatment, will be immediately terminated and reported, as warranted, to the appropriate authorities.

Improper Use or Theft of Company Property

Every employee and director must take care to safeguard Company property from loss or theft, and may not take any Company property for personal use. Company property includes (but is not limited to) confidential information such as customer lists and internal financial reports, software, computers, office equipment and supplies. All employees and directors must appropriately secure all Company property within their control to prevent its unauthorized use. Using Company computers or communications systems to access or distribute personal or “non-business related” information, data or graphics is strictly prohibited.

Covering Up Mistakes; Falsifying Records

Mistakes should never be covered up, but must be disclosed immediately and corrected. Falsification of any Company, client, customer or third party record is prohibited.

Confidential Information

Company, client, customer or vendor confidential or proprietary information property is to be used solely for the benefit of the Company and its clients, customers or vendors, respectively only in appropriate circumstances. Employees and directors may not use or reveal such information to any unauthorized third party, nor use such information for their personal benefit. This includes business methods, pricing and marketing data, strategy, computer code, forms, information about the Company’s current, former and prospective clients, customers and employees, and any other information that might be of use to competitors or harmful to the Company or its clients, customers or vendors if disclosed.

Employees and directors may not accept, use or disclose the confidential information of our competitors. When obtaining competitive information, employees and directors must not violate the rights of customers, competitors or vendors. Particular care must be taken when dealing with competitors’ current or former clients, customers and employees. Employees and directors must never ask for confidential or proprietary information, and must never ask a person to violate a non-compete or non-disclosure agreement. If any employee is uncertain about potentially confidential information, they should contact the Chief Financial Officer for guidance.

Defamation and Misrepresentation

Any marketing done by or on behalf of the Company must not include any misstatements, innuendo or rumors about the Company’s competition or their properties, products or financial condition. Employees and directors must not make unsupportable promises concerning the Company’s properties or products.

Use of the Company and Third Party Software

Company and third-party software may be distributed and disclosed only to employees authorized to use it, and to clients in accordance with terms of a Company agreement. Company and third-party software may not be copied without specific authorization from the appropriate individual and may only be used to perform assigned responsibilities. All third-party software must be properly licensed. The license agreements for such third party software may place various restrictions on the disclosure, use and copying of software.

Security Trading

It is generally illegal to buy or sell securities using material information not available to the public. Anyone who gives such undisclosed “inside” information to others may be as liable as those who trade securities while possessing such information. Securities laws may be violated if an employee or a director or any of an employee’s or director’s relatives or friends trade in securities of the Company or any of its clients, customers or vendors, while possessing “inside” information. If you are uncertain about a particular securities issue, the Chief Financial Officer can assist you.

Financial Reporting: Communications with the Public

The Company has high standards for achieving its operating and financial goals. These results must be achieved with high ethical standards. Accounting and financial reporting practices must be fair and proper and in accordance with United States Generally Accepted Accounting Principles.

The Company does not condone any practices that will lead to fraudulent financial reporting. While difficult to give an all-inclusive definition of fraudulent financial reporting, it is in general, any intentional act, or reckless conduct, whether by act or omission, that results in materially misleading financial statements. The Company expects clear, open and frequent communication among all directors and employees on all significant financial and operating matters. Management expects this will help reduce the risk of problems in the accounting and financial reporting areas and also be an aid in achieving operating goals.

The disclosures the Company makes in the form of reports and documents filed with, or submitted to, the Securities and Exchange Commission and the NYSE-Amex (or other self-regulatory exchange or market), as well as in other public communications made by the Company, must be full, fair, accurate, timely and clearly understandable to the public.

The Chief Executive Officer and Chief Financial Officer of the Company are responsible for authorizing the release of information to the public.

Political Contributions

In the United States, corporate political contributions to candidates for federal and state elections are illegal. The Company prohibits direct or indirect contributions to a candidate for a federal, state or local election. The Company does have the right to political expression on issues and may express it through contributions to campaigns that do not involve the election of candidates and are not prohibited by law. Any such contribution must receive the approval of the Chief Executive Officer or Chief Financial Officer. Employees and directors may not engage in political activity utilizing Company resources or during regular business hours.

The Company believes it is important for all employees to take an active interest in political and governmental affairs. The Company encourages all personnel to remain well informed regarding political issues and candidates. If an employee elects to participate in political activities, it should be made clear at all times that their participation is done as a private citizen and not as a representative of the Company. An employee may contribute as they choose to a particular political candidate or ballot proposition as long as those contributions are personal.

Legal Obligations

Proper adherence to legal and regulatory matters must govern the business decisions and actions of every Company employee and director. All employees and directors should make every effort to ensure that they and the company are in compliance with all governmental laws, rules and regulations applicable to their area of employment. Any legal, regulatory or governmental inquiry or action should be directed to, and handled by the Chief Financial Officer.

Waivers

This Code of Ethics and Business Conduct applies to all Company employees and its Board of Directors. There shall be no waiver of any part of this Code except by a vote of the Board of Directors or a committee designated by the Board. Prior to such a vote, the Board or Committee must ascertain whether a waiver is appropriate and ensure that any waiver is accompanied by appropriate controls designed to protect the Company.

In the event that any waiver is granted for an executive officer or director, the waiver will be posted on the Company website, thereby allowing Company’s shareholders to evaluate the merits of the particular waiver.

Reporting Ethical Violations

If you are unable to prevent suspected misconduct before it happens or believe that you have discovered it after it has occurred, you should immediately report it to the Chief Executive Officer or Chief Financial Officer. If you are still concerned after speaking with the Chief Executive Officer or Chief Financial Officer, or feel uncomfortable speaking with them for any reason, you may anonymously send a letter, with relevant documents detailing the alleged ethical violation, to any of the following individuals:

•	The Company’s outside corporate counsel, Mr. Bruce Schneider, Stroock, Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038.

•	The Chairman of our Audit Committee, Mr. Robert Willens at info@RobertWillens.com

•	The Company’s Chief Compliance Officer, Mr. Richard Dunn, Daxor Corporation, 350 Fifth Avenue, Suite 7120, New York, New York 10118

Your letters will be dealt with anonymously and confidentially. Anyone who reports suspected ethical violations will not be subject to retaliation.

Enforcement and Accountability

Officers, employees and directors of the Company are responsible for adherence to the standards contained in this Code of Ethics and Business Conduct.

Officers, directors and appropriate employees of the Company will be required on an annual basis to certify their compliance with this Code.

Any employee or director who ignores or violates any of the Company’s ethical standards as detailed in this Code of Ethics and Business Conduct, and any director, employee, manager or officer who penalizes a subordinate for trying to follow these ethical standards, will be subject to corrective actions which may include immediate dismissal.

The Code of Ethics and Business Conduct is available at the Company’s website at www.daxor.com.